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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	AGM Stateme[redacted]
Released	16:09 5 May 2
Number	3333Y

04030181

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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED (the "Company")

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 25 March 2004 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Dairy Farm International Holdings Limited

Date of notification - 5 MAY 2004

www.jardines.com

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